EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

CV Therapeutics, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Earnings:
Loss before income taxes	$(23,122)	$(38,380)	$(79,697)	$(107,773)	$(110,951)	$(68,551)
Add: Fixed charges	1,478	9,714	14,751	16,612	18,009	11,112
Less: Capitalized interest	—	—	—	—	—	—

Earnings	$(21,644)	$(28,666)	$(64,946)	$91,161	(92,942)	$(57,439)

Fixed Charges:
Interest expensed and capitalized	$797	$8,211	$9,507	$9,453	$10,443	$7,094
Amortization of convertible notes offering costs	95	782	957	957	1,216	744
Estimated interest portion of rent expense	586	721	4,287	6,202	6,350	3,274

Fixed charges	$1,478	$9,714	$14,751	$16,612	$18,009	$11,112

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $23.1 million in 1999, $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002, $111.0 million in 2003 and $68.6 million for the six months ended June 30, 2004.